SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BlackRock Alpha Strategies Fund

(Name of Subject Company (Issuer))

BlackRock Alpha Strategies Fund

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per Share – Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares – 09261A102

Class I Shares – 09261A201

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Alpha Strategies Fund

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. P. Jay Spinola, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

December 22, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 1 (this “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO originally filed on December 22, 2023 (the “Schedule TO”), by BlackRock Alpha Strategies Fund (formerly, BlackRock Hedge Fund Guided Portfolio Solution), a Delaware statutory trust (the “Trust”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Trust (the “Offer”) to purchase up to 25% of its issued and outstanding Class A and Class I common shares of beneficial interest, par value $0.001 per share (the “Shares”), as of December 1, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase or the Schedule TO.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Exchange Act:

1.	The Offer expired at 11:59 p.m., Eastern time, on January 24, 2024.

2.

The Offer was undersubscribed. Therefore, in accordance with the terms of the Offer, the Trust purchased Shares from all tendering shareholders. 172,394.453 Class A Shares and 14,351.876 Class I Shares of the Trust were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Trust in accordance with the terms of the Offer.

3.

The Valuation Date of the Shares tendered pursuant to the Offer was March 28, 2024. The NAV per Class A Share on the Valuation Date was $10.35. The NAV per Class I Share on the Valuation Date was $10.43.

4.

Payment of the repurchase price was made in the form of a promissory note issued to each shareholder whose tendered Shares were accepted for repurchase by the Trust. On May 2, 2024, in accordance with the terms of the Offer and the promissory notes, the Trust paid such shareholders of the Trust $1,743,162.87, collectively, of the cumulative amount payable under the promissory notes, and the remaining $190,809.77 was paid on July 26, 2024.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported in the Schedule TO, the Offer to Purchase or the Letter of Transmittal.

Item 12(b).	Filing Fees

Filing Fee Exhibit is filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Alpha Strategies Fund

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: July 30, 2024

Exhibit Index

Exhibit

Filing Fee Exhibit